Raytech Holding Ltd

January 31, 2023

VIA EMAIL

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Raytech Holding Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 14, 2022 CIK No. 0001948443

Ladies and Gentlemen:

This letter is in response to the letter dated December 27, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Raytech Holding Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Draft Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management, page 91

1.	We note your response to prior comment 16. Please revise the statement, “At Raytech Holdings Company Limited, he served in various positions with his last position being Director,” to clearly disclose that Mr. Ching currently serves as a director of Raytech Holdings Company Limited. In addition, we note disclosure on page 30 that indicates Mr. Ching serves as the CEO of Raytech Holdings Company Limited and Zhongshan Raytech, and director nominee Mr. Ling serves as “Assistant to CEO” of both companies. Please revise your disclosure in this section to reflect these and other positions held by your management. Additionally revise disclosure in the related party transactions section for consistency.

Response: In response to the Staff’s comments, we revised the disclosure on pages 99 and 105 of the Amended Registration Statement.

Related Party Transactions, page 97

2.	We note your response to prior comment 11. Please further revise sub-heading b “Due to related parties” for consistency with your disclosure. In addition, revise the table to reflect currency in Hong Kong dollars rather than U.S. dollars for consistency with Note 9 to the financial statements.

Response: In response to the Staff’s comments, we revised the disclosure on page 105 of the Amended Registration Statement.

Signatures, page II-4

3.	We note your revisions in response to prior comment 14. However, as a nominee, Mr. Wan lacks capacity to sign the registration statement. The signature block should be revised to reflect Mr. Wan’s position as chief financial officer, provided he is duly appointed, or to reflect another person authorized to sign in the requisite capacities of Principal Financial Officer and Principal Accounting Officer/Controller.

Response: In response to the Staff’s comments, we revised the signature page to reflect that Mr. Ching will sign in the requisite capacities of Principal Financial Officer and Principal Accounting Officer/Controller, in addition to as Chief Executive Officer and Chairman of the Amended Registration Statement.

Exhibits

4.	We note your response to prior comment 4, together with revised disclosure on page 122 that indicates Han Kun Law Offices will pass upon “Legal matters as to Hong Kong laws” and “Legal matters as to the laws of mainland China.” Please clarify whether both opinions will be filed as exhibits to your registration statement, as it currently appears only the Hong Kong opinion is listed as Exhibit 99.6. Ensure that the consent of Han Kun Law Offices to the statements made about it (i.e., both as Hong Kong and as mainland China counsel) in the registration statement is filed.

Response: We respectfully advise the Staff that both opinions and the consents of Han Kun Law Offices (as mainland China counsel) and Han Kun Law Offices LLP (as Hong Kong counsel) will be filed as exhibits to the registration statement. We accordingly revised page 130 and the Exhibit Index on page II-3 of the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[Signature Page Follows]

Very truly yours,

By:	/s/ Tim Hoi Ching
Tim Hoi Ching
Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP

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